

Mail Stop 3030

March 14, 2017

Via E-mail
Andrew Rooke
Chief Executive Officer
A.S.V., LLC
840 Lily Lane
Grand Rapids, Minnesota 55744

> **Re: A.S.V., LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 21, 2017**
> **CIK No. 0001690881**

Dear Mr. Rooke:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2017 letter.

Selected Historical and Pro Forma Financial Data, page 35

1. We note your response to our prior comment 8. Please further explain the basis for the adjustment in footnote 6. As part of your response please specifically clarify why you are eliminating these costs if the services will remain intact after the separation.

Financial Statements for the Year Ended December 31, 2016

Revenue Recognition, pages F-9

2.   We refer to our prior comment 18 and your response that you have reviewed your policies and no longer believe these types of arrangements are applicable to your business. We also note that you have removed language relating to certain contractual arrangements that provided for transfer of title before shipment. Please explain if you made changes to your revenue arrangements to no longer recognize revenue before shipment and when any such changes occurred.

3.   In this regard, we note your revised disclosure that revenue "is recognized when title passes and risk of loss pass to dealers and OEM customers, which generally occurs upon shipment depending upon the terms of the contract." Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process. Please also expand your disclosure to provide details of the extent that your policies differ among dealers or other customers. Clarify your policy for discounts, returns, post shipment obligations, customer acceptance, credits, rebates and protection or similar privileges and how these impact revenue recognition.

Accrued Warranties, page F-9

4.   We note your disclosure that your products are typically sold with a standard warranty covering defects that arise during a fixed period. Please revise to disclose specific details of the warranties you provide, including the term.

Signatures

5.   We note your response to prior comments 23 and 25. Tell us why Messrs. Henry, Nowicki and Rooney and Ms. Long apparently will not sign the registration statement in their capacity as a director. In this regard, we note your disclosure on page 91 that Messrs. Cohen, Ellis, Rooke, Langevin and Rosenberg are managers and that they signed the registration statement. Given your disclosure on page 91 that immediately before the effective time of the registration statement you intend to convert from a limited liability company into a Delaware corporation and change your name to ASV Holdings, Inc., it is unclear why Messrs. Henry, Nowicki and Rooney and Ms. Long apparently will not sign the registration statement in their capacities as directors.   In this regard, we note your disclosure on page 70 that these persons are expected to serve as your directors upon completion of this offering.

You may contact Julie Sherman at 202-551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Todd M. Kaye